Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109	T: 617.570.1000 F: 617.523.1231 Goodwinprocter.com

May 3, 2012

BY EDGAR AND OVERNIGHT MAIL

Mr. Michael R. Clampitt

Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Northeast Bancorp

Amendment No. 1 to Registration Statement on Form S-1

Filed April 12, 2012

File No. 333-180215

Dear Mr. Clampitt:

This letter is submitted on behalf of Northeast Bancorp (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the Commission on April 12, 2012 (the “Registration Statement”). Such comments are set forth in your letter dated April 19, 2011 (the “Comment Letter”), to Richard Wayne, President and Chief Executive Officer of the Company.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement on Form S-1.

Mr. Michael R. Clampitt

Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

May 3, 2012

General

1.	Please fill-in as much of your document as practicable in your next amendment.

Response to Comment No. 1

In response to the Staff’s comment, the Company has filled in as much of the Registration Statement as practicable.

Prospectus cover page

2.	Revise the second sentence, as applicable, to state separately the number of voting and non-voting shares being sold by the selling shareholder.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised the second sentence of the prospectus cover page.

3.	Revise the third paragraph to add that the non-voting common stock does not trade and include a cross-reference to the “Transfer and Conversion …” section on page 39.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised the third paragraph of the prospectus cover page.

Prior Comment 5

Prospectus Summary

4.	We restate prior comment 5 in part. Please revise the summary to clarify the reasons for the offering and why there are selling shareholders.

Response to Comment No. 4

In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 7, 19 and 23 of the Registration Statement.

As set forth in the first paragraph under “Prospectus Summary—Our Business Strategy” on page 2 of the Registration Statement, the Company’s goal is to prudently grow its franchise,

Mr. Michael R. Clampitt

Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

May 3, 2012

while maintaining sound operations and risk management. In addition, the Company must remain in compliance with certain commitments made by the Company to the Board of Governors of the Federal Reserve System (the “FRB”) and the Maine Bureau of Financial Institutions (the “MBFI”) in connection with the Company’s merger with FHB Formation LLC on December 29, 2010. The most significant of these commitments are described in the third paragraph under “Prospectus Summary—Our Recent History” on page 1 of the Registration Statement, and require the Company (i) to maintain a Tier 1 leverage ratio of at least 10%, (ii) to maintain a total risk-based capital ratio of at least 15%, (iii) to limit purchased loans to 40% of total loans, (iv) to fund 100% of its loans with core deposits (defined as non-maturity deposits and non-brokered insured time deposits), and (v) to hold commercial real estate loans (including owner-occupied commercial real estate) to within 300% of total risk-based capital. As disclosed in the fourth paragraph under “Prospectus Summary—Our Recent History” on page 2 of the Registration Statement, the Company is currently in compliance with its commitments to the FRB and the MBFI, and at March 31, 2012, had $168.4 million in commercial real estate loans, with capacity to hold a total of $212.1 million in commercial real estate loans under the terms of the commitments. As a result, and as set forth under “The Offering—Use of Proceeds” on page 7 of the Registration Statement, and again in the third paragraph under “Use of Proceeds” on page 23 of the Registration Statement, the Company intends to use the net proceeds from the offering to contribute to the capital of Northeast Bank for general corporate purposes, including leveraging Northeast Bank’s balance sheet to allow for loan purchases, organic loan growth and investment in securities in a manner consistent with its commitments to the FRB and the MBFI. A portion of the net proceeds may be used for the Company’s general corporate purposes, including the redemption of some or all of the 4,227 shares of Series A preferred stock issued to the U.S. Treasury in connection with the Company’s participation in the TARP Capital Purchase Program and the pursuit of strategic opportunities that may be presented to the Company.

As set forth on the new fourth paragraph under “Prospectus Summary—The Offering” on page 6 of the Registration Statement, the selling shareholder possesses registration rights with respect to the shares of Northeast common stock that it holds under the terms of a schedule to the merger agreement entered into by Northeast and FHB Formation LLC on March 30, 2010.

Mr. Michael R. Clampitt

Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

May 3, 2012

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (617) 570-1590.

Sincerely,

/s/ Paul W. Lee

Paul W. Lee

cc:	Richard Wayne

President and Chief Executive Officer, Northeast Bancorp

Claire S. Bean

Chief Financial Officer, Northeast Bancorp

William P. Mayer, Esq.

Samantha M. Kirby, Esq.

Goodwin Procter LLP

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